UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

           [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

         For Period Ended: May 31, 1998                  SEC FILE NUMBER 0-9476
                          --------------               CUSIP NUMBER 339385 10 6


       [ ]    Transition Report on Form 10-KSB
       [ ]    Transition Report on Form 20-F
       [ ]    Transition Report on Form 11-K
       [X]    Transition Report on Form 10-QSB
       [ ]    Transition Report on Form N-SAR For Transition Period Ended:------

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant         Flexweight Corporation
                                         ----------------------

         Former Name if Applicable       N/A
                                         ---

         Address of Principal Executive Office:
                  1946 Plateau Way
                  Wendover, NV  89883

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semi-annual report, transition report on Form 10-KSB, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the  subject  quarterly  report or transition  report on From  10-QSB,  or portion  thereof  will be
               filed  on  or  before  the  fifth   calendar  day  following  the
               prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

     During the quarter ended May 31, 1998, the Company appointed all new officers and directors. In addition, the Company acquired all the outstanding shares of Oasis Resort, Hotel & Casino -III, Inc. As result of the Company's complete turn over in management and acquisition of a subsidiary, the Company has been unable to timely compile all of the necessary information required to be disclosed in the Company's 10-QSB for the quarter ended May 31, 1998.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

               Walter Sanders            President           (702) 664-3081
               --------------            ---------           --------------
               (Name)                    (Title)             (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                  (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  ( ) Yes (X) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             Flexweight Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:July 14, 1998                     By: /s/ Walter Sanders
     -------------                        --------------------
                                          Name: Walter Sanders
                                          Title: President